Exhibit 99.1

FOR IMMEDIATE RELEASE

SANDY SPRING BANCORP, INC.

RECEIVES REGULATORY APPROVALS FOR ACQUISITION

OLNEY, MARYLAND, January 27, 2020 – Sandy Spring Bancorp, Inc. (NASDAQ: SASR, “Sandy Spring”), the parent company of Sandy Spring Bank, announced that it has received the requisite regulatory approvals from the Board of Governors of the Federal Reserve System and the Maryland Office of the Commissioner of Financial Regulation to complete the merger of Revere Bank (OTCQX: REVB, “Revere”) into Sandy Spring Bank.

A special meeting of shareholders of Sandy Spring has been called for February 11, 2020, at 2:00 p.m. at Sandy Spring headquarters located at 17801 Georgia Avenue, Olney, MD 20832, to approve the issuance of common stock in connection with the merger. The Revere Bank special meeting to consider the approval of the merger agreement will be held on the same day at Revere’s corporate headquarters located at 2101 Gaither Road, Suite 600, Rockville, Maryland 20850, at 1:00 p.m. The transaction is expected to close at the end of the first quarter of 2020, subject to the receipt of all required shareholder approvals and the satisfaction of other customary closing conditions.

About Sandy Spring Bancorp, Inc.

Sandy Spring Bancorp, Inc., headquartered in Olney, Maryland, is the holding company for Sandy Spring Bank, a premier community bank in the Greater Washington, D.C. region. With over 50 locations, the bank offers a broad range of commercial and retail banking, mortgage, private banking, and trust services throughout Maryland, Northern Virginia, and Washington, D.C. Through its subsidiaries, Sandy Spring Insurance Corporation and West Financial Services, Inc., Sandy Spring Bank also offers a comprehensive menu of insurance and wealth management services.

About Revere Bank

Revere Bank is a Maryland-state chartered bank that commenced operations in November 2007. The Bank is headquartered in Rockville and has 11 branches located in the suburban Maryland counties of Anne Arundel, Baltimore, Frederick, Howard, Montgomery, and Prince George’s. The Bank is a community-based, full-service commercial bank that emphasizes the banking needs of community-based businesses, professional entities, and individuals. Further information on Revere Bank can be obtained by visiting its website at www.reverebank.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of Sandy Spring and Revere. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of Sandy Spring’s and Revere’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “may,” “will,” “would,” “could,” “should” or other similar words and expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and neither Sandy Spring nor Revere undertakes any obligation to update any statement in light of new information or future events.

In addition to factors previously disclosed in Sandy Spring’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors among others, could cause actual results to differ materially from those in its forward-looking statements: (i) the possibility that any of the anticipated benefits of the proposed transaction between Sandy Spring and Revere will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of Revere with those of Sandy Spring will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure to obtain the required shareholder approvals; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including conditions set forth in any previously obtained regulatory approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) general economic conditions and trends, either nationally or locally; (ix) conditions in the securities markets; (x) changes in interest rates; (xi) changes in deposit flows, and in the demand for deposit, loan, and investment products and other financial services; (xii) changes in real estate values; (xiii) changes in the quality or composition of Sandy Spring’s or Revere’s loan or investment portfolios; (xiv) changes in competitive pressures among financial institutions or from non-financial institutions; (xv) the ability to retain key members of management; and (xvi) changes in legislation, regulations, and policies.

Additional Information About the Acquisition and Where to Find It

In connection with the proposed merger, Sandy Spring has filed with the SEC a Registration Statement on Form S-4 that includes a Joint Proxy Statement of Sandy Spring and Revere, and a Prospectus of Sandy Spring, as well as other relevant documents concerning the proposed merger. The Registration Statement on Form S-4 was declared effective on December 30, 2019 and the definitive Joint Proxy Statement/Prospectus was mailed to shareholders of Sandy Spring and Revere on or about January 6, 2020. Shareholders are urged to read the Joint Proxy Statement/Prospectus regarding the proposed merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information about Sandy Spring, Revere and the proposed merger.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Sandy Spring, may be obtained at the SEC’s Internet site (http://www.sec.gov). You may also obtain the Joint Proxy Statement/Prospectus, free of charge, from Sandy Spring at www.sandyspringbank.com under the tab “Investor Relations,” and then under the heading “SEC Filings.” Alternatively, this document can be obtained free of charge from Sandy Spring upon written request to Sandy Spring Bancorp, Inc., Corporate Secretary, 17801 Georgia Avenue, Olney, Maryland 20832 or by calling (800) 399-5919 or to Revere Bank, Corporate Secretary, 2101 Gaither Road, 6th Floor, Rockville, Maryland or by calling (240) 264-5346.

Participants in the Solicitation

Sandy Spring and Revere and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Sandy Spring and Revere in connection with the proposed merger. Information about the directors and executive officers of Sandy Spring is set forth in the proxy statement for Sandy Spring’s 2019 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2019. Additional information regarding the interests of those participants and other persons who may be deemed participants in the proposed merger may be obtained by reading the Joint Proxy Statement/Prospectus. Free copies of this document may be obtained as described in the preceding paragraph.

For additional information or questions, please contact:

Daniel J. Schrider, President & Chief Executive Officer, or

Philip J. Mantua, E.V.P. & Chief Financial Officer

Sandy Spring Bancorp, Inc.

17801 Georgia Avenue

Olney, Maryland 20832

1-800-399-5919

Email:	DSchrider@sandyspringbank.com
PMantua@sandyspringbank.com
Website:	www.sandyspringbank.com

Media Contact

Sam Price

Vice President, Marketing

Sandy Spring Bank

301.260.3614

sprice@sandyspringbank.com